UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Titanium Asset Management Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

U8885X107

(CUSIP Number)

Gregory J. Bynan
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601
312-558-7342

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 18, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	U8885X107	SCHEDULE 13D	Page	2	of	8	Pages

1	NAME OF REPORTING PERSON TAMCO Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	7	SOLE VOTING POWER
NUMBER OF		10,585,400
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,585,400
WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	10,585,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	51.3% (1)

14	TYPE OF REPORTING PERSON
	OO

(1) Calculated based on 20,634,232 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. outstanding as of November 9, 2012, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the period ended September 30, 2012.

CUSIP No.	U8885X107	SCHEDULE 13D	Page	3	of	8	Pages

1	NAME OF REPORTING PERSON NIS Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,585,400
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		10,585,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	10,585,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	51.3% (1)

14	TYPE OF REPORTING PERSON
	OO
(1) Calculated based on 20,634,232 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. outstanding as of November 9, 2012, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the period ended September 30, 2012.

CUSIP No.	U8885X107	SCHEDULE 13D	Page	4	of	8	Pages

☐
1	NAME OF REPORTING PERSON Boyd-TAMCO Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Ohio

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,585,400
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		10,585,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	10,585,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	51.3% (1)

14	TYPE OF REPORTING PERSON
	OO
(1) Calculated based on 20,634,232 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. outstanding as of November 9, 2012, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the period ended September 30, 2012.

CUSIP No.	U8885X107	SCHEDULE 13D	Page	5	of	8	Pages

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Titanium Asset Management Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202.

     On December 18, 2012, TAMCO (defined below) acquired an aggregate of 10,585,400 shares of Common Stock, representing approximately 51.3% of the outstanding shares of Common Stock of the Issuer, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated December 18, 2012, by and between TAMCO and Clal Finance Ltd., a corporation organized under the laws of Israel (“Clal”).

ITEM 2. IDENTITY AND BACKGROUND

     (a), (f) This statement is being filed by:

(i)	TAMCO Holdings, LLC, a Delaware limited liability company (“TAMCO”);

(ii)	NIS Acquisition LLC, a Delaware limited liability company (“NIS”); and

(iii)	Boyd-TAMCO Holdings, LLC, an Ohio limited liability company (“Boyd” and, together with TAMCO and NIS, the “Reporting Persons”).

     The Reporting Persons have entered into a joint filing agreement, dated as of December 28, 2012, a copy of which is attached hereto as

Exhibit 99.1.

     (b)      The address of the principal business and principal office of each of TAMCO and NIS is 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202. The address of the principal business and principal office of Boyd is 1801 E 9th Street, Suite 1400, Cleveland, Ohio 44114.

     (c)      The principal business of TAMCO is investing in securities of the Issuer.

NIS and Boyd each own 50% of the outstanding membership interests in TAMCO, and TAMCO was formed for the purpose of investing in securities of the Issuer. As a result, each of NIS and Boyd may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock owned by TAMCO. However, each of NIS and Boyd disclaim beneficial ownership of the shares of Common Stock owned by TAMCO except to the extent of their respective pecuniary interests therein. The Reporting Persons are filing this Statement jointly, as they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act. Neither the filing of this Statement nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

     (d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No.	U8885X107	SCHEDULE 13D	Page	6	of	8	Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 18, 2012, TAMCO paid an aggregate purchase price of $18,500,000 to purchase 10,585,400 shares of the Issuer’s Common Stock from Clal pursuant to the Purchase Agreement. TAMCO obtained the funds to purchase the Common Stock through capital contributions from its members, NIS and Boyd, and borrowings under a bank facility. NIS and Boyd obtained the funds to make capital contributions to TAMCO from capital contributions and/or loans from their respective members.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Common Stock for investment purposes. Pursuant to the Purchase Agreement, TAMCO purchased Clal’s entire interest in the Issuer, consisting of 10,585,400 shares of Common Stock. The Purchase Agreement is attached as Exhibit 99.2 hereto, and any description thereof is qualified in its entirety by reference thereto.

Prior to the completion of the transactions contemplated by the Purchase Agreement, the Issuer’s board of directors was comprised of nine directors, five of whom were appointed by Clal. Pursuant to the terms of the Purchase Agreement, the five members of the Issuer’s board of directors appointed by Clal resigned immediately prior to the closing and were replaced by four individuals designated by TAMCO immediately prior to the closing on December 18, 2012. Due to TAMCO’s majority representation on the Issuer’s board of directors, the Reporting Persons may be in a position to influence certain actions of the Issuer relating to its business, assets, capitalization, financial condition, operations, management, strategy and future plans, which actions may include one or more of the items described in subsections (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons may review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the market price of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) The information on the cover page to this Statement with respect to each Reporting Person’s beneficial ownership is incorporated by reference herein. Based upon the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, there were 20,634,232 shares of Common Stock outstanding as of November 9, 2012. Based on the foregoing, the 10,585,400 shares of the Common Stock (the “Subject Shares”) beneficially owned by TAMCO represent approximately 51.3% of the shares of Common Stock issued and outstanding. Each of NIS and Boyd in their capacities as members of TAMCO may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

     As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this Statement.

CUSIP No.	U8885X107	SCHEDULE 13D	Page	7	of	8	Pages

     (c) Other than as described in Item 4, there have been no transactions in the Issuer’s Common Stock in the past 60 days by any of the Reporting Persons.

     (d) TAMCO has the right to nominate a majority of the board of directors of the Issuer. NIS and Boyd each have the right to nominate 50% of the members of the board of directors of TAMCO. As members of TAMCO, each of NIS and Boyd has the right to participate indirectly in the receipt of dividends with respect to, or proceeds from the sale of, the Subject Shares held by TAMCO in accordance with their respective ownership interests in TAMCO. The members of each of NIS and Boyd have the right to participate indirectly in the receipt of dividends with respect to, or proceeds from the sale of, the Subject Shares in accordance with their respective ownership interests in NIS or Boyd, as the case may be.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except for the matters described in this Statement, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of December 28, 2012, among TAMCO Holdings, LLC, NIS Acquisition LLC and Boyd-TAMCO Holdings, LLC.

Exhibit 99.2	Securities Purchase Agreement, dated December 18, 2012, by and between TAMCO Holdings, LLC and Clal Finance, Ltd.

CUSIP No.	U8885X107	SCHEDULE 13D	Page	8	of	8	Pages

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

     Date: December 28, 2012

TAMCO HOLDINGS, LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

NIS ACQUISITION LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

BOYD-TAMCO HOLDINGS, LLC

By:	/s/ Brian L. Gevry
Brian L. Gevry
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of December 28, 2012, among TAMCO Holdings, LLC, NIS Acquisition LLC and Boyd-TAMCO Holdings, LLC.

99.2	Securities Purchase Agreement, dated December 18, 2012, by and between TAMCO Holdings, LLC and Clal Finance, Ltd.